Exhibit 99.1

Draganfly to Unveil the Outrider Southern Border Multi-Mission Drone in a Live Operation at Cochise County Invite-Only Border Drone Security Summit

Cochise County, AZ – October 23, 2025 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSW: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced that it will unveil its new Outrider Drone during an exclusive, invitation-only event, the Cochise County Border Drone Summit, taking place November 16–17, 2025, in Sierra Vista, Arizona (the “Summit”).

Hosted in partnership with the Cochise County Sheriff’s Office, the Summit will bring together select leaders from law enforcement, defence, and security sectors to demonstrate and explore how advanced, NDAA-compliant UAV systems are transforming border security and public safety operations.

Draganfly’s Outrider Drone will make its debut with a live operation near the Southern U.S. border. Engineered for long-endurance surveillance and logistics missions, Outrider integrates advanced imaging and secure communications to deliver real-time capabilities across complex terrain — ideal for border security, emergency response, and defence operations.

“Outrider represents a leap forward in how agencies can protect and respond along our borders and in other complex environments,” said Cameron Chell, CEO of Draganfly. “This platform combines North American-built reliability with endurance and intelligence that empower operators to act faster, safer, and with greater precision. The Cochise County border is the perfect venue to demonstrate that capability in real-world conditions.”

Summit Highlights

●	Exclusive Access: Invitation-only attendance offering guided field operations in one of America’s most strategic regions.
●	Outrider Live Operation: Live unveiling and operational demonstration of Draganfly’s new Outrider Drone.
●	Technology Briefings: Expert sessions on U.S.-based UAV innovation and counter-UAS strategies.
●	Next-Gen Insights: Engage with leaders on tactics, policy, and technology shaping the future of drone-enabled security.

Attendance is limited and available by invitation only. Qualified/Credentialed individuals or organizations interested in attending may request an invitation by contacting erika.racicot@draganfly.com.

Media Attendance

Accredited media are also invited to attend the summit on an invitation basis. Members of the press interested in covering the event or the unveiling of the Outrider Drone may contact erika.racicot@draganfly.com to request credentials and event details.

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Investor Relations

Email: investor.relations@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation at the Summit as well as statements regarding the Outrider Drone’s adaptability and performance in complex environments (including its debut at the Summit) and the Outrider Drone’s performance related to high-demand operations such as search and rescue, secure communications, and border security. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.